February 7, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:      The Cato Corporation

            Form 10-K for the Fiscal Year Ended

            January 28, 2012

            Filed March 27, 2012

            File No. 001-31340

Dear Ms. Jenkins:

We submit this letter in response to your letter dated January 28, 2013 in which you requested information and clarification with respect to certain disclosures in the above-referenced filing.

For your convenience and reference, we repeat your comments below (using the same numbering in your letter) and our responses follow.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 8. Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 36

Note 5 – Fair Value Measurements, page 48

1.      We note your disclosures indicating that you hold a single auction rate security carried at $3.5 million that continues to fail its auction. Please tell us if you continue to earn interest on this investment, whether you have collected all interest payments when due and if you expect full and timely payments in the future. Also clearly disclose the following in future filings:

8100 Denmark Road

P.O. Box 34216

Charlotte, North Carolina 28234

(704) 554-8510

•         the specific characteristics of your auction-rate security, including the amount, issuer, nature, underlying collateral, and credit rating;

•         the factors that may affect the value or liquidity of your auction-rate security; and

•         how the interest rate on this investment will be determined and any associated material risks.

The Cato Corporation (“Cato”) holds an auction rate security of $3,450,000 par value issued by the Wake County, NC Industrial Facilities & Pollution Control Financing Authority (CUSIP 930868BM5).  The security is an obligation of Carolina Power & Light Company.  Cato has collected all interest payments when due since the security was purchased, including the period since the security last had a successful auction in February 2008.  Similarly, Cato continues to expect that it will receive all interest due on the security in full and on a timely basis in the future.

In all future filings, Cato will disclose the specific characteristics of the auction-rate security, including the amount, issuer, nature, underlying collateral, credit rating, the factors that may affect the value or liquidity of the auction-rate security, how the interest rate on this investment will be determined and any associated material risks.

The Cato Corporation makes the following acknowledgments:

•         That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please contact me at (704) 551-7315.

Sincerely,

John R. Howe

Executive Vice President

Chief Financial Officer